Embargo until 17:00 GMT, 24 March 2004

TDL INFOMEDIA GROUP PLC

TDL INFOMEDIA HOLDINGS PLC

TDL Infomedia announce 2003 turnover of £104.1 million, a 7.4% increase over 2002

TDL Infomedia Holdings plc and its wholly owned subsidiary TDL Infomedia Group plc, announced fourth quarter and full year results for the year ended 31 December 2003.

Full Year 2003 Results

TDL Infomedia reported turnover for the year ended 31 December 2003 of £104.1 million, up 7.4% from £96.9 million in 2002. The group published 174 directories each year, generating revenues of £96.2 million in 2003, compared to £89.4 million in 2002. The increase in print directory revenues reflects an 8.9% growth in customer numbers, from 92,825 to 101,061, driven by various pricing and other account growth initiatives throughout the period The average value of print directory accounts decreased from £960 in 2002 to £952 in 2003, partly as a result of these initiatives.

Published Internet advertising sold during the year increased by 21.9% from £4.3 million in 2002 to £5.2 million in 2003, largely due to incremental revenues generated following the launch of our new pay-per-click search engine, WebFinder.com in January 2003. The proportion of print directory customers buying Internet advertising during the year was stable, at 25%. A further 3,143 customers purchased Internet only advertising during 2003. Internet advertising revenues recognised in the accounts during the year increased from £4.5 million in 2002 to £4.8 million Business Information revenues increased 6.7% from £6.9 million in 2002 to £7.4 million in 2003, as a result of continued customer account growth.

Cost of sales for the year increased by 8.9% from £39.6 million in 2002 to £43.1 million, largely as a result of the increased production costs associated with the "Value Plus" account growth initiatives and the introduction of full colour advertising in a further 11 directories in 2003. Consequently, gross margins declined from 59.2% in 2002 to 58.6% in 2003.

Operating costs (excluding depreciation and amortisation) increased by 12.6% from £27.0 million in 2002 to £30.4 million in 2003. The increase reflects the additional £1.6 million invested in advertising during 2003. Further advertising increases are planned for 2004 as the television campaign launched during 2003 is extended to support the re-launch in 2004 of the Thomson Local and ThomsonLocal.com print and online directories (discussed below). Other cost increases during 2003 include costs associated with the launch of WebFinder.com in January 2003 and headcount related cost increases during the year.

The increase in both turnover and costs resulted in a nominal 0.8% increase in EBITDA from £30.4 million in 2002 to £30.7 million in 2003.

TDL Infomedia's net cash inflows before financing increased from £24.3 million in 2002 to £25.5 million in 2003 as a result of the aforementioned increase in EBITDA and lower capital expenditure of £1.2 million in 2003, compared to £1.7 million in 2002.

4th Quarter Results

TDL Infomedia reported fourth quarter turnover of £37.9 million, up 7.5% from £35.3 million in the comparable period in 2002. TDL Infomedia published 56 directories during both periods, generating gross revenues of £36.0 million in Q4 2003, compared to £33.6 million in Q4 2002. Like for like revenues from the 55 directories published in both periods increased 6.3% from £33.2 million in 2002 to £35.3 million in Q4 2003.

Published Internet advertising sold during the quarter increased from £1.0 million in Q4 2002 to £1.4 million in Q4 2003. Fourth quarter Internet advertising revenues recognised in the accounts increased from £1.1 million in 2002 to £1.3 million in 2003. Business Information revenues for the quarter totalled £2.1 million, up from £2.0 million in Q4 2002.

Cost of sales for the quarter increased 13.3% from £14.3 million in Q4 2002 to £16.2 million in Q4 2003, primarily as a result of the increased production costs associated with the introduction of full colour advertising in a further 5 directories in Q4 2003 . Consequently, gross margins for the period declined from 59.6% in Q4 2002 to 57.4% in Q4 2003.

Operating costs for the quarter (excluding depreciation and amortisation) decreased by 1.2% from £7.9 million in 2002 to £7.8 million in Q4 2003.

The increase in turnover contributed to a 6.3% increase in fourth quarter EBITDA from £13.1 million in 2002 to £13.9 million in 2003.

Operating cash inflows before financing costs for the quarter increased from £3.4 million in Q4 2002 to £5.8 million in Q4 2003 as a result of the increase in EBITDA, coupled with reduced working capital and capital expenditure outflows during the quarter.

Re-Launch of Thomson Local and Thomson Local.com supported by advertising program

As noted above, 2004 will see the re-launch of the Thomson Local and ThomsonLocal.com print and online directories to include additional value added content and features. The additional investments in these products, together with the associated advertising, are projected to cost approximately £6.0 million in 2004, a £4.0 million increase over 2003 costs.

The table presented below reflects the consolidated operating results of TDL Infomedia Holdings plc for the three months and year ended 31 December 2002 and 2003:

	Three months ended 31 December		Year ended 31 December
	2003	2002	2003	2002
Condensed Operating Statement	£'000	£'000	£'000	£'000
Turnover	37,914	35,276	104,125	96,945
Cost of sales	(16,156)	(14,253)	(43,103)	(39,576)

Gross profit	21,758	21,023	61,022	57,369
Operating costs	(7,814)	(7,911)	(30,355)	(26,952)
Depreciation	(583)	(753)	(2,321)	(2,459)
Amortisation	(3,531)	(3,531)	(14,124)	(14,124)

Profit on ordinary activities before interest and tax	9,830	8,828	14,222	13,834

Condensed Operating Cashflow
EBITDA	13,944	13,112	30,667	30,417
Working capital -- (increase)/decrease	(6,746)	(7,655)	(1,454)	(1,652)
Capital Expenditure	(453)	(1,160)	(1,151)	(1,710)
Tax paid	(968)	(946)	(2,540)	(2,712)
Cashflow before financing	5,777	3,351	25,522	24,343

Other data
Processed sales	32,219	28,613	103,531	92,156
Published internet advertising sales	1,433	980	5,247	4,305
Directories published (no.)	56	56	174	174
Print directory accounts (no.)	n/a	n/a	101,061	92,825
Average value account (£)
- print directory	n/a	n/a	£952	£960
- combined print and Internet	n/a	n/a	£974	£1,008
Return on base (%)	n/a	n/a	86.5%	85.3%

* The figures presented above are the consolidated operating results and cashflows of TDL Infomedia Holdings plc. The consolidated profit on ordinary activities before interest and tax of TDL Infomedia Group plc for the quarter and year were £9,856,000 and £14,249,000 respectively. The consolidated cashflows before financing of TDL Infomedia Group plc for the quarter and year were £5,770,000 and £25,441,000 respectively.

Summary results for TDL Infomedia Group plc and TDL Infomedia Holdings plc for the year to 31 December 2003 are presented at Appendix A.

This news release contains forward-looking statements about the company's future business prospects. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by such forward looking statements. Factors that may cause future results to differ materially from the company's current expectations include, among others: general economic conditions, the company's high level of indebtedness, the current regulatory environment and sales representative retention rates.

Thomson Directories Limited Press Office:

Adrian Linden	+44(0)121 454 8181
Wyatt International

For further information contact:

Kevin Watson	+44 (0)1252 390504
Finance Director
kevin.watson@thomweb.co.uk

Penny Holt	+44 (0)1252 555 500
Corporate Development Manager
penny.holt@thomweb.co.uk

The financial information contained in this announcement is unaudited. This announcement is not a full set of accounts within the meaning of s240 of the Companies Act 1985

EBITDA consists of operating profit before depreciation or amortisation. EBITDA is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered by investors as an alternative to operating profit or profit on ordinary activities before taxation, as an indicator of our operating performance or as an alternative to cash flow from operating activities.

These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold into the United States absent registration under the U.S. Securities Act 1933 or an exemption there from.

Appendix A.1

TDL INFOMEDIA GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year to 31 December 2003

	Year to 31 Dec 2003	Year to 31 Dec 2002
	£'000	£'000

Turnover	104,125	96,945

Cost of sales	(43,103)	(39,576)

Gross profit	61,022	57,369
Net operating expenses	(46,773)	(43,511)

Group operating profit	14,249	13,858

Interest receivable and similar income	34	43

Interest payable and similar charges	(9,555)	(10,295)

Profit on ordinary activities before taxation	4,728	3,606
Taxation on profit on ordinary activities	(5,056)	(5,549)

Loss on ordinary activities after taxation	(328)	(1,943)
Dividends and appropriations	-	-

Retained loss for the period	(328)	(1,943)

Note 1. Includes amortisation of debt issue costs.

Appendix A.2

TDL INFOMEDIA GROUP PLC

CONSOLIDATED BALANCE SHEET

As at 31 December 2003

	As at 31 Dec 2003	As at 31 Dec 2002
	£'000	£'000

Fixed assets
Intangible assets	149,508	163,632
Tangible assets	11,316	12,488
	160,824	176,120

Current assets
Work in progress	8,295	8,130
Debtors, amounts falling due:
within one year	27,148	22,426
after one year	163	189
Cash at bank and in hand	7,586	1,496
	43,192	32,241
Creditors: amounts falling due within one year
Amounts due to group undertakings	(15,444)	(25,500)
Other creditors	(39,251)	(33,512)
	(54,695)	(59,012)

Net current liabilities	(11,503)	(26,771)

Total assets less current liabilities	149,321	149,349

Creditors: amounts falling due after one year
Senior Subordinated Notes	(67,750)	(67,750)
Deferred debt issue costs	1,715	2,077
Intercompany loans	-	(22)
	(66,035)	(65,695)
Provisions for liabilities and charges	(80)	(120)

Net assets	83,206	83,534

Capital and reserves
Called up share capital	624	624
Share premium account	61,833	61,833
Other reserves	40,000	40,000
Profit and loss account	(19,251)	(18,923)

Total equity shareholders' funds	83,206	83,534

Appendix A.3

TDL INFOMEDIA GROUP PLC

CONSOLIDATED CASH FLOW STATEMENT

Year to 31 December 2003

	Year to 31 Dec 2003	Year to 31 Dec 2002
	£'000	£'000

Net cash inflow from operating activities	29,232	28,766
Returns on investments and servicing of finance
Interest received	37	43
Interest paid	(8,796)	(9,589)
Net cash outflow from returns on investments and servicing of finance	(8,759)	(9,546)

Taxation	(2,640)	(2,712)

Capital expenditure and financial investments
Payments to acquire tangible fixed assets	(1,202)	(1,710)
Receipts from sales of tangible fixed assets	51	-
Net cash outflow from capital expenditure and financial investments	(1,151)	(1,710)

Net cash inflow before financing and management of liquid resources	16,682	14,798

Financing
Borrowings repaid	(10,500)	(13,500)
Costs associated with the raising of debt	(70)	(363)
Intergroup borrowings	(22)	(1,116)
Net cash outflow from financing	(10,592)	(14,979)

Management of liquid resources
Decrease in term deposits	-	-
Net cash inflow from management of liquid resources	-	-

Increase/(decrease) in cash	6,090	(181)

RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS
Operating profit	14,249	13,858
Depreciation and amortisation	16,445	16,583
Increase in stock and work in progress	(165)	(265)
(Increase)/decrease in debtors	(5,054)	513
Decrease in group liabilities	(2)	(1,012)
Increase/(decrease) in creditors	3,759	(911)

Net cash inflow from continuing operating activities	29,232	28,766

Appendix A.4

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year to 31 December 2003

	Year to 31 Dec 2003	Year to 31 Dec 2002
	£'000	£'000

Turnover	104,125	96,945

Cost of sales	(43,103)	(39,576)

Gross profit	61,022	57,369
Net operating expenses	(46,800)	(43,535)

Group operating profit	14,222	13,834

Interest receivable and similar income	34	43

Interest payable and similar charges	(13,677)	(24,341)

Profit/(loss) on ordinary activities before taxation	579	(10,464)
Taxation on profit on ordinary activities	(3,811)	(1,328)

Loss on ordinary activities after taxation	(3,232)	(11,792)
Dividends and appropriations	-	-

Retained loss for the period	(3,232)	(11,792)

Note 1. Includes premiums paid and amortisation of debt issue costs.

Appendix A.5

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

As at 31 December 2003

	As at 31 Dec 2003	As at 31 Dec 2002
	£'000	£'000

Fixed assets
Intangible assets	149,508	163,632
Tangible assets	11,316	12,488
	160,824	176,120

Current assets
Work in progress	8,295	8,130
Debtors, amounts falling due:
within one year	27,148	22,426
after one year	163	189
Cash at bank and in hand	7,586	1,496
	43,192	32,241
Creditors: amounts falling due within one year
Amounts due to group undertakings	(15,444)	(25,500)
Other creditors	(32,579)	(26,741)
	(48,023)	(52,241)

Net current liabilities	(4,831)	(20,000)

Total assets less current liabilities	155,993	156,120

Creditors: amounts falling due after one year
Senior Subordinated Notes	(67,750)	(67,750)
Senior Discount Notes	(5,549)	(5,732)
Amounts due to group undertakings	(49,201)	(46,252)
Deferred debt issue costs	1,800	2,179
	(120,700)	(117,555)
Provisions for liabilities and charges	(80)	(120)

Net assets	35,213	38,445

Capital and reserves
Called up share capital	397	397
Share premium account	39,315	39,315
Other reserves	40,000	40,000
Profit and loss account	(44,499)	(41,267)

Total equity shareholders' funds	35,213	38,445

Appendix A.6

TDL INFOMEDIA HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

Year to 31 December 2003

	Year to 31 Dec 2003	Year to 31 Dec 2002
	£'000	£'000

Net cash inflow from operating activities	29,212	28,765
Returns on investments and servicing of finance
Interest received	37	43
Interest paid	(10,372)	(9,655)
Net cash outflow from returns on investments and servicing of finance	(10,335)	(9,612)

Taxation	(2,540)	(2,712)

Capital expenditure and financial investments
Payments to acquire tangible fixed assets	(1,202)	(1,710)
Receipts from sales of tangible fixed assets	51	-
Net cash outflow from capital expenditure and financial investments	(1,151)	(1,710)

Net cash inflow before financing and management of liquid resources	15,186	14,731

Financing
Long term loans repaid	(398)	(4,264)
Short term loans repaid	(10,102)	(13,500)
Costs associated with the raising of debt	(434)	(380)
Intergroup borrowings	1,838	3,232
Net cash outflow from financing	(9,096)	(14,912)

Management of liquid resources
Decrease in term deposits	-	-
Net cash inflow from management of liquid resources	-	-

Increase/(decrease) in cash	6,090	(181)

RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS
Operating profit	14,222	13,834
Depreciation and amortisation	16,445	16,583
Increase in work in progress	(165)	(265)
(Increase)/decrease in debtors	(5,054)	513
Decrease in group liabilities	(2)	(1,012)
Increase/(decrease) in creditors	3,766	(888)

Net cash inflow from continuing operating activities	29,212	28,765